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                                                                    EXHIBIT 8(b)

                      [COZEN AND O'CONNOR LETTERHEAD]

                                                              June 23, 1995

Diagnostek, Inc.
4500 Alexander Blvd., N.E.
Albuquerque, New Mexico, 87107

Ladies and Gentlemen:

  You have requested our opinion concerning certain Federal income tax consequences of the proposed merger (the "Merger") of VHI Merger-Sub. Corp. ("Sub"), a Delaware corporation which is a wholly-owned, directly held subsidiary of Value Health, Inc. ("Parent"), a Delaware corporation, with and into Diagnostek, Inc. (the "Company"), a Delaware corporation.

    We understand certain facts to be as follows:

    The merger will be effected pursuant to an Agreement and Plan of Merger by and among Parent, Sub and the Company dated as of March 27, 1995, as amended as of June 5, 1995 (the "Merger Agreement"). Each of the Company, Parent and Sub has taken all such actions as are necessary to adopt the Merger Agreement as a valid and binding plan and agreement of merger. The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

    Pursuant to the Merger, each share of voting common stock of the Company ("Company Common Stock") will be converted into the right to receive 0.4975 shares of voting common stock of Parent ("Parent Common Stock"), except that cash will be paid in lieu of any fractional shares. An exchange agent will sell such number of shares of Parent Common Stock as shall be sufficient to permit each holder of Company Common Stock who otherwise would receive a fractional share of Parent Common Stock in the Merger to instead receive such holder's pro rata share of the cash proceeds from such sale.

  For purposes of our opinion, we have examined the Merger Agreement, that certain Proxy Statement-Prospectus of Parent and Proxy Statement of the Company that was included on the Registration Statement on Form S-4, transmitted to the Securities and Exchange Commission on June 23, 1995 for filing on June 26, 1995, as amended (the "Prospectus"), and such other records, documents, and instruments, and have considered such matters of law as in our judgment have been necessary or appropriate. In addition, in rendering our opinion, we have relied upon the accuracy of those representations (attached hereto) made to us by the Company, Parent and certain shareholders of the Company, without having independently confirmed the accuracy thereof.

  In addition to the facts set forth above, we have assumed all of the following additional facts:

    (a) The holders of Company Common Stock (the "Stockholders") are not entitled to dissenters' or appraisal rights.

    (b) The Stockholders shall have approved and adopted the Merger Agreement and the shareholders of Parent shall have approved the required issuance of parent Common Stock.

    (c) The Merger will be consummated in the manner contemplated by and in accordance with the terms and provisions set forth in the Merger Agreement and the Prospectus and will be valid and effective in accordance with the General Corporation Law of the State of Delaware.

    (d) Each of the Company, Parent and Sub will comply with all reporting obligations with respect to the Merger required under the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder.

  An inaccuracy in the assumed facts or the representations, or a change after the date hereof in the facts or representations on which we have relied or in the law applicable to the Merger, could adversely affect our opinion. No ruling has been or will be sought from the IRS as to the Federal income tax consequences of any aspect of the Merger.

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  Based on and subject to the foregoing, it is our opinion that the following are the material Federal income tax consequences of the Merger:

    (1) The Merger will constitute a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

    (2) None of the Company, Parent or Sub will recognize gain or loss by virtue of the Merger.

    (3) The Stockholders will not recognize gain or loss on the exchange of Company Common Stock pursuant to the Merger, except that gain or loss will be recognized with respect to fractional shares of Company Common Stock exchanged for cash in lieu of such fractional shares and except as described hereinafter (with respect to the payment by Parent of possible real property transfer taxes).

    (4) Each Stockholder will obtain a tax basis in the shares of Parent Common Stock received in the Merger equal to the tax basis of such Stockholder in the Company Common Stock surrendered in exchange therefor (excluding the tax basis of any Company Common Stock exchanged for cash in lieu of a fractional share).

    (5) The holding period of any Parent Common Stock received by a Stockholder in the Merger will include the holding period of such Stockholder's Company Common Stock surrendered in exchange therefor.

    (6) A Stockholder who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference between the cash payment received and the Stockholder's tax basis in the portion of the Company Common Stock exchanged therefor. Such gain or loss will be capital gain or loss, provided that such Company Common Stock was held as a capital asset at the time of the Merger, and will be long-term capital gain or loss if such Company Common Stock was held for more than one year at such time.

  Parent, Sub and the Company have agreed that if the Stockholders are subject to any State or local taxes with respect to the transfer by or in the Merger of any interests in real property, Parent will pay such taxes. A payment of any such taxes by Parent should result in a deemed payment from Parent to the Stockholders and a deemed payment of the tax by the Stockholders. In such event, each Stockholder would recognize gain realized on the exchange of Company Common Stock for Parent Common Stock to the extent of the Stockholder's allocable portion of such deemed payment, and this gain should be capital gain, provided that the Company Common Stock was held as a capital asset as of the time of the Merger.

  No opinion is expressed as to any matter not specifically addressed above. Further, no opinion is expressed as to the tax consequences of any of the transactions under any foreign, state, or local tax law.

  Each Stockholder may rely on this opinion as if such Stockholder were an addressee hereof.

  We hereby consent to your filing this opinion as an Exhibit to the Registration Statement and to the reference to our firm appearing on the cover of the Registration Statement and under the caption "Certain Federal Income Tax Consequences" in the Prospectus that forms a part of the Registration Statement. In giving this consent we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the General Rules and Regulations of the Commission.

                                          Very truly yours,

                                          COZEN AND O'CONNOR

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